Filed by Schering-Plough Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Schering-Plough Corporation
(Commission File No. 001-06571)

The following message was issued on March 9, 2009.

To All Schering-Plough Colleagues Worldwide

Dear Colleagues,

I want to be the first to talk with you about a very important announcement that has just been made today.

The announcement is that Schering-Plough and Merck have agreed to merge to create a combined company. The planned combination will be one of the world’s leading companies in our industry -- with the size and the innovation strength to compete successfully in our dramatically transforming environment.

Merck’s CEO, Dick Clark, will be the CEO of the combined company, and the company’s headquarters will be Merck’s current headquarters in Whitehouse Station in New Jersey.

Merck’s existing management team is expected to lead the new company.

The close is expected to take place in the fourth quarter of this year. (click here for the press release insert url)

I know that colleagues around the world will be feeling shocked by this news, and there will be feelings of uncertainty and anxiety.

Many questions and concerns will be on everyone’s minds about what this means for them and their colleagues.

A substantial majority of Schering-Plough people can expect to continue in the combined company. However, there will be job cuts – in both companies. This will be a difficult reality. We do know that Merck respects the strengths of our people and it is a company with a long track record of treating employees with care and respect.

As we all know: complex integrations such as this one do take time. Very important questions can take time to answer – including the question, ‘What will happen with me?’

As a first step, a set of Integration Principles is being finalized and we will share them with you. An initial set of ‘Frequently Asked Questions’ (FAQs) is also being prepared and will be posted on SPHERE and updated regularly.

Integration planning teams are being created at both companies.

You will be asking: what drove this merger decision, when we were continuing to build our company and advance our Action Agenda?

You should know that we did not seek out a deal. Merck came to us. They came to us as the smallest in market cap, of the ‘big’ pharma, and also the most attractive company – including our rich late-stage pipeline, and our strong expected exclusivity on key existing products. Moreover, we are their partner in the cholesterol joint venture.

This approach to us occurred as the world was changing with stunning speed, and our own industry environment was changing with stunning speed – creating intense new challenges and pressures.

Our Board followed a very careful and deliberate process.

Ultimately, the Board concluded that we owed it to our shareowners to agree to a combination.

This was because of the 40%-plus premium Merck will pay (based on a 30 day average of our respective share prices), and also because a significant part of what our shareowners will receive is Merck stock with potential for growth. In addition, our shareowners will also get a 300%-plus increase in the dividend. They will also receive $10.50 in cash for each share — a substantial protection for our shareowners.

The fact that we were sought out for this combination, and the attractive premium that is being paid, testify to the enormous accomplishments of our people around the world. The strength and diversity we have built, the power of our innovation, and the energy and commitment of our people, are why Merck came to us.

The decision to do this merger was not an easy decision – not for me, and not for the rest of our Board.

I did not come to Schering-Plough to engineer a sale of our company.

Like you, the last six years have been the hardest-worked years of my life. I am proud of our accomplishments through our Action Agenda. I looked ahead with excitement to the next years of our transformation journey.

However, it is clear that our global economy is going through a massive restructuring. Within that macro environment, multiple pressures on our industry are causing another massive restructuring – including a further consolidation into bigger and bigger companies.

While we have taken many successful actions to build our strength and diversity – including our successful Organon BioSciences acquisition -- we still remain vulnerable-- at the very time of accelerating pressures in our external environment.

The reality is that if this deal had not come to us, the accelerating new environment would probably have led us to take tough new actions – actions that would have deeply affected our people and our operations, and the resourcing of our R&D projects.

So our choice was not between continuing as we are, or doing this deal. The choice was between two tough courses of action.

I can tell you that my heart said: let’s keep fighting on as Schering-Plough – as we have done over the past six years.

But my head said: we must and we have to do what is best for our shareowners. This is also what is best to preserve and build on the value we have created, to keep advancing our great innovations for the patients of the future, and for our customers.

In the new environment for our industry, the companies that will have the best odds of succeeding will be the ones with a big base to absorb the size and frequency of the growing shocks. The successful companies will also have a large and strong innovation platform – to get many, many shots at the goal.

The combination of Schering-Plough and Merck creates that kind of company.

The combined company will have even greater strength and diversity. And we bring together two science-focused, patient-centered organizations to create an innovation platform that we believe will be the best in our industry. The combined company will be in much stronger shape to manage our fast changing environment, than either of our companies would be separately.

Later this morning (US East Coast Time), I will be conducting a video broadcast which all colleagues are invited to watch or listen to. And tomorrow, Tuesday, we plan to hold a Global Town Hall Meeting in Kenilworth to which you are also all invited to participate. Global Communications will be providing details of both.

Meantime, I know that all of our people around the world will rise to this challenge as you have to so many others.

I know that you will exhibit the extra emotional intelligence that will help other colleagues who need empathy and support during a time of change and uncertainty.

And I know that you will continue to focus on executing on our work for the patients and customers -- who continue to count on us.

Sincerely Fred Hassan

Forward-Looking Statements

This communication contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on both Merck’s and Schering-Plough’s managements current expectations and involve risks and uncertainties, which may cause results to differ materially from those set forth in the statements. The forward-looking statements may include statements regarding product development, product potential or financial performance. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Merck and Schering-Plough undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements in this presentation should be evaluated together with the many uncertainties that affect either companies’ business, particularly those mentioned in the risk factors and cautionary statements set forth in Item 1A of either companies’ 10-K for the year ended December 31, 2008, and in their periodic reports on Form 10-Q and Form 8-K, which the companies incorporate by reference.

These reports are available at www.merck.com and www.schering-plough.com.

Additional Information

In connection with the proposed transaction, Schering-Plough will file a registration statement, including a joint proxy statement of Merck and Schering-Plough, with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and joint proxy statement (including all amendments and supplements to it) because they will contain important information. Investors may obtain free copies of the registration statement and joint proxy statement when they become available, as well as other filings containing information about Merck and Schering-Plough, without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from Schering-Plough’s Investor Relations web site (www.schering-plough.com) or by directing a request to Schering-Plough Investor Relations at (908) 298-7436. Copies of Merck’s filings may be obtained for free from Merck’s Investor Relations web site (www.merck.com) or by directing a request to Merck’s Office of the Secretary at (908) 423-1000.

Merck and Schering-Plough and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies from Merck and Schering-Plough shareholders in respect of the proposed transaction.

Information regarding Schering-Plough’s directors and executive officers is available in Schering-Plough’s proxy statement for its 2008 annual meeting of shareholders, filed with the SEC on April 23, 2008, and information regarding Merck’s directors and executive officers is available in Merck’s preliminary proxy statement for its 2009 annual meeting of stockholders, filed with the SEC on February 25, 2009. Additional information regarding the interests of such potential participants in the proposed transaction will be included in the registration and joint proxy statement filed with the SEC in connection with the proposed transaction.